Filed by: Gold Royalty Corp.
(Commission File Number: 001-40099)
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Elemental Royalties Corp.

GOLD ROYALTY CORP. OFFER–RECORDED MESSAGE SCRIPT

Message to be played if a live person answers the phone

Hello, this is David Garofalo, CEO of Gold Royalty Corp. with an important message about your investment in Elemental Royalties Corp. Gold Royalty has launched a bid to acquire the outstanding Elemental shares at a significant premium. Our implied offer price, as of the date we announced our intention to make the offer, of C$1.78 per share for each Elemental share you hold, exceeds Elemental’s peak share price in the last year.

You should have received Gold Royalty’s Offer circular in the mail which describes in detail, the reasons to tender your shares to our offer.

For more information, please press “zero” now to speak with our information agent Laurel Hill Advisory Group or you can call Laurel Hill toll-free, at 1-877-452-7184. Once again the number is 1-877-452-7184.

We appreciate your consideration of Gold Royalty’s offer and thank you for your time.

Message to be played of call is directed to answering machine/voicemail

Hello, my name is David Garofalo, Chief Executive Officer of Gold Royalty Corp. with an important message about your investment in Elemental Royalties Corp. Gold Royalty has launched a bid to acquire the outstanding Elemental shares at a significant premium Our implied offer price, as of the date we announced our intention to make the offer, of C$1.78 per share for each Elemental share you hold, exceeds Elemental’s peak share price in the last year.

You will shortly receive Gold Royalty’s take-over bid circular in the mail which describes in detail the reasons why we urge you to tender your shares to our offer as soon as possible.

If you have any questions or need assistance tendering your shares to Gold Royalty’s offer please call our information agent Laurel Hill Advisory Group, toll-free at 1-877-452-7184.

We appreciate your consideration of Gold Royalty’s offer and thank you for your time.

NOTICE TO U.S. SHAREHOLDERS

Gold Royalty has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), which contains a prospectus relating to the offer to acquire all outstanding Elemental shares, under the U.S. Securities Act of 1933, as amended. SHAREHOLDERS OF ELEMENTAL AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLD ROYALTY, ELEMENTAL, AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov under Gold Royalty’s profile and the materials will be posted on Gold Royalty’s website at www.goldroyalty.com.